IFRS impact 2004

                      Ahold determines impact of conversion
                                to IFRS for 2004

Our highlights:

o Opening group equity in accordance with IFRS approximately EUR 1.6 billion lower
o 2004 net income in accordance with IFRS approximately EUR 1.3 billion higher
o    IFRS Technical Conversion Memo available at www.ahold.com
o Analyst conference call to be hosted via our website scheduled for 6-7 pm CET today

Zaandam, The Netherlands, May 17, 2005 - Ahold today announced it has determined the impact of the conversion from Dutch GAAP to International Financial Reporting Standards (IFRS) for 2004. As announced on March 29, 2005, opening group equity in accordance with IFRS is approximately EUR 1.6 billion lower than in accordance with Dutch GAAP. Net income (loss) for 2004 in accordance with IFRS is approximately EUR 1.3 billion higher than in accordance with Dutch GAAP.

Prior to 2005, we prepared our consolidated financial statements in accordance with Dutch GAAP. From 2005 onwards, we are required to prepare our consolidated financial statements in accordance with IFRS. This change applies to all financial reporting for accounting periods beginning on or after January 1, 2005. We will report our results for the first quarter 2005 which are to be announced on June 14, 2005 in accordance with IFRS. Financial statements for 2005, inclusive 2004 comparatives, in accordance with IFRS will be included in our 2005 annual report which will be issued in 2006. The 2005 annual report also will contain the reconciliation of net income and shareholders' equity to US GAAP as required by the U.S. Securities and Exchange Commission, which we will only provide on an annual basis.

We have prepared the 2004 IFRS information in accordance with IFRS as it is expected to be in force as of December 31, 2005. IFRS is subject to ongoing review and endorsement by the European Union and possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and, therefore, may be subject to change before the 2005 year-end.

Additional information on the conversion to IFRS and how our reported financial position and results were affected is provided in the detailed memorandum regarding the technical aspects of the conversion to IFRS that is included on our website at www.ahold.com. Further information also will be provided in the analyst conference call which will be hosted via our website and is scheduled for 6-7 pm CET today, the slides for which are also available at www.ahold.com.

The numbers presented in this press release are preliminary and unaudited.

                                                                         2005017

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Impact on net income (loss)
The following table sets forth the impact of the conversion to IFRS on our 2004 net loss as reported under Dutch GAAP.

IFRS 2004 net income (loss) impact
--------------------------------------------------------------------------------
in EUR millions

Net loss in accordance with Dutch GAAP                                 (436)
--------------------------------------------------------------------------------
Cumulative preferred financing shares                                   (44) (a)
Convertible bond                                                        (28)
ICA put option                                                          466  (b)
Derivative instruments and revaluation of loans                          39
Post-employment benefits                                                 52  (c)
Bifurcation of leased land and buildings                                  3
Other real estate related differences                                    (5)
Non-current assets held for sale and discontinued operations             81  (d)
Discounting of long-term provisions                                      (2)
Share-based payments                                                    (18)
Goodwill and other intangible assets with indefinite lives              155  (e)
Deferred tax impact on adjustments to IFRS                             (109)
Net gain (loss) on divestments                                          725  (f)
IFRS impact on equity investees                                           7
--------------------------------------------------------------------------------

Total IFRS impact on net income (loss)                                1,322
--------------------------------------------------------------------------------

Net income in accordance with IFRS                                      886
--------------------------------------------------------------------------------

The key areas of impact on 2004 net income (loss) resulting from the conversion to IFRS are explained below. Most of the differences resulting from the conversion of the 2004 consolidated figures from Dutch GAAP to IFRS affect deferred income tax accounting and have in total resulted in an increased tax charge of EUR 109 million in 2004 net income under IFRS.

(a) Cumulative preferred financing shares
The net income (loss) impact related to our cumulative preferred financing shares was EUR (44) million. Under IFRS, our cumulative preferred financing shares are considered a liability. As a result, we reclassified EUR 666 million in the opening balance sheet from group equity to liabilities. The related dividend was accounted for as an interest expense.

(b) ICA put option
The net income (loss) impact related to the ICA put option was EUR 466 million. The ICA put option was recognized as a liability, decreasing opening group equity by EUR 601 million. The value of the ICA put option was remeasured quarterly until Q4 2004. The carrying amount of the liability offset the purchase price paid for the 20% ICA shareholding obtained from Canica AS, resulting in a difference in goodwill recognized. The goodwill related to the Canica transaction was derecognized as part of the subsequent sale of the 10% ICA shareholding to ICA Forbundet. The ICA put option liability balance was released as part of these transactions.

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(c) Post-employment benefits
The net income (loss) impact from post-employment benefit accounting was EUR 52 million and the 2004 opening group equity balance adjustment was EUR 456 million. All actuarial gains and losses were immediately recognized, thereby impacting the opening group equity, related amortization charges and the accounting for plans that are being settled or curtailed. The vested portions of plan amendments were immediately recognized as an expense. Additional minimum liabilities for the unfunded portions of accrued benefit obligations that were recognized under Dutch GAAP were reversed under IFRS. The "measurement date" is required to be the balance sheet date. Additional provisions were required for certain other long-term employee benefits.

(d) Non-current assets held for sale and discontinued operations
The net income (loss) impact related to the non-current assets held for sale and discontinued operations was EUR 81 million. Non-current assets held for sale and related liabilities will be presented as a current assets and current liabilities in the balance sheet prospectively. In the statement of operations, the results from discontinued operations are presented separately from those of ongoing operations retroactively. Depreciation and amortization for assets that are classified as held for sale is prohibited and therefore reversed.

(e) Goodwill and other intangible assets with indefinite lives
The net income (loss) impact related to goodwill and other intangible assets with indefinite lives was EUR 155 million. Goodwill and other intangible assets with indefinite lives are no longer amortized and are tested for impairment annually. No additional impairment charge on the conversion date or at year-end 2004 was recognized.

(f) Net gain (loss) on divestments
The net income (loss) impact related to net gain (loss) on divestments was EUR 725 million. Goodwill previously charged to equity for divested entities is no longer recognized at the time of divestment. Reversal of goodwill previously charged to equity was EUR 252 million. In addition, as permitted by a one-time exemption, we set the cumulative translation adjustment ("CTA") reserve to zero at date of transition to IFRS. As a result, EUR 1.9 billion was recognized as a reclassification within equity. Only CTA balances occurring after the transition date will be recognized upon divestment of foreign entities. Reversal of CTA balances recognized under Dutch GAAP in 2004 was EUR 502 million. Additional measurement differences of the divested entities relating to the transition to IFRS resulted in EUR (29) million.

Closing group equity
At the end of 2004, closing group equity in accordance with IFRS was approximately EUR 0.7 billion lower for a total group equity balance of EUR 4.0 billion.

Ahold Corporate Communications: +31 (0)75-659 5720

Disclaimer
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding our plans to prepare our consolidated financial statements and to report results in accordance with IFRS, the expected date when our Q1 2005 results will be released and the expectation that IFRS as used by us in preparing our financial results will continue to be in force as of December 31, 2005. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unanticipated delays in the determination of the Q1 2005 results and the publication thereof, changes to IFRS or the application or interpretation thereof prior to December 31, 2005, as a result of the review and endorsement by the EU or amendment by the IASB of interpretative guidance and other factors some of which are discussed in our public filings. Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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